UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TH International Limited

(Name of Issuer)

Ordinary Shares, par value $0.00000939586994067732 per share

(Title of Class of Securities)

G8656L 106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON HSG GROWTH VI HOLDCO D, LTD. (“HSG GROWTH VI HOLDCO D”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,503,032
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,503,032

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,503,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 157,527,072 Ordinary Shares outstanding, as of September 30, 2023 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 15, 2023.

1	NAME OF REPORTING PERSON HONGSHAN CAPITAL GROWTH FUND VI, L.P. (“HONGSHAN CAPITAL GROWTH FUND VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,503,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 157,527,072 Ordinary Shares outstanding, as of September 30, 2023 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 15, 2023.

1	NAME OF REPORTING PERSON HSG GROWTH VI MANAGEMENT, L.P. (“HSG GROWTH VI MANAGEMENT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,503,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 157,527,072 Ordinary Shares outstanding, as of September 30, 2023 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 15, 2023.

1	NAME OF REPORTING PERSON HSG HOLDING LIMITED (“HSG HOLDING”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,503,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 157,527,072 Ordinary Shares outstanding, as of September 30, 2023 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 15, 2023.

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP CHINA ENTERPRISES”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT. SNP CHINA ENTERPRISES wholly owns HSG HOLDING.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT. SNP CHINA ENTERPRISES wholly owns HSG HOLDING.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,503,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 157,527,072 Ordinary Shares outstanding, as of September 30, 2023 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 15, 2023.

1	NAME OF REPORTING PERSON NEIL NANPENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT. SNP CHINA ENTERPRISES wholly owns HSG HOLDING. NS wholly owns SNP CHINA ENTERPRISES.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

14,503,032 Ordinary Shares, of which 14,503,032 Ordinary Shares are directly owned by HSG GROWTH VI HOLDCO D. The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT. SNP CHINA ENTERPRISES wholly owns HSG HOLDING. NS wholly owns SNP CHINA ENTERPRISES.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,503,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%1
12	TYPE OF REPORTING PERSON IN

1

Based on a total of 157,527,072 Ordinary Shares outstanding, as of September 30, 2023 as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 15, 2023.

Item 1(a).	Name of Issuer:

TH International Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

Item 2(a).	Name of Person Filing:

HSG Growth VI Holdco D, LTD.

HongShan Capital Growth Fund VI, L.P.

HSG Growth VI Management, L.P.

HSG Holding Limited

SNP China Enterprises Limited

Neil Nanpeng Shen

The sole shareholder of HSG GROWTH VI HOLDCO D is HONGSHAN CAPITAL GROWTH FUND VI. HSG GROWTH VI MANAGEMENT is the general partner of HONGSHAN CAPITAL GROWTH FUND VI. HSG HOLDING is the general partner of HSG GROWTH VI MANAGEMENT. SNP CHINA ENTERPRISES wholly owns HSG HOLDING. NS wholly owns SNP CHINA ENTERPRISES.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Suite 3613, 36/F, Two Pacific Place

88 Queensway

Hong Kong

Item 2(c).	Citizenship:

HSG GROWTH VI HOLDCO D, HONGSHAN CAPITAL GROWTH FUND VI, HSG GROWTH VI MANAGEMENT, HSG HOLDING: Cayman Islands

SNP CHINA ENTERPRISES: British Virgin Islands

NS: Hong Kong SAR

Item 2(d).	CUSIP Number:

G8656L 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

NOT APPLICABLE

Item 10.	Certification

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14th, 2024

HSG Growth VI Holdco D, LTD.

By:	HongShan Capital Growth Fund VI, L.P.
its sole shareholder

By:	HSG Growth VI Management, L.P.
its General Partner

By:	HSG Holding Limited
its General Partner

By:	SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

HongShan Capital Growth Fund VI, L.P.

By:	HSG Growth VI Management, L.P.
its General Partner

By:	HSG Holding Limited
its General Partner

By:	SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

HSG Growth VI Management, L.P.

By:	HSG Holding Limited
its General Partner

By:	SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

HSG Holding Limited

By:	SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen